January 15, 2014

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:	Strategic Hotels & Resorts, Inc. (“Strategic” or the "Company") Preliminary Soliciting Material On Schedule 14A Filed November 20, 2013 by Orange Capital, LLC, et al. File No. 001-32223

Dear Mr. Orlic:

On behalf of Orange Capital, LLC and its affiliates (“Orange Capital”), David B. Johnson, Daniel Lewis, John D. Lyons, R. Mark Woodworth and Russell Hoffman (each, a “Filing Person” and, collectively with Orange Capital, the “Filing Persons”), we are responding to your letter dated December 17, 2013 (the “SEC Comment Letter”) in connection with the soliciting material filed by Orange Capital pursuant to Rule 14a-12 on November 20, 2013 (the "Soliciting Material"). We have reviewed the comment of the staff of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comment is restated below in italics, with our response following. Capitalized terms used, but not defined herein have the meaning ascribed to such terms in the Soliciting Material. As a courtesy, we are also emailing to your attention a copy of this letter.

Exhibit 2

1.	We note your response to prior comment 1, in particular as it relates to the statement that "We believe the Company has a high cost of capital relative to others we view as acquirers of luxury real estate assets, … implying the Company's assets are likely worth more to others than in the public markets." Your response does not appear to provide support for this statement, other than to list a number of transactions in which other entities paid more per "key" for properties than the company appears to have paid for Essex House. Please provide a basis for the quoted view.

Mr. Orlic January 15, 2014 Page 2

In response to your comment, the Filing Persons are hereby providing supplemental support for the foregoing statement. As of November 20, 2013, the Company's enterprise value was approximately $3,301,669,000[1]. Based on an aggregate number of 6,743 "keys" (i.e. hotel rooms) in its portfolio[2], as of such date, the Company's implied public market price was approximately $490,000 per "key"[3]. However, based on the Company's gross asset value of $5,247,100,000[4] (unadjusted for proportionate ownership), as estimated by PKF Hospitality Research, LLC ("PKF"), a third party valuation expert, in April 2013, and an aggregate number of 7,993 "keys" for all properties in the Company's portfolio[5], the intrinsic value of the Company was approximately $656,000 per "key"[6]. Due to the disparity between the implied public market price per key of $490,000 and the intrinsic value per key of $656,000, Orange Capital concluded that, as of the date of the Soliciting Material, such assets in the hands of owners other than the Company (either by virtue of a sale by the Company on an asset per asset basis or to a strategic acquirer as a whole) would generate an aggregate value per key greater than such value in the hands of the Company in the public markets. Therefore, the Filing Persons believe there was a reasonable basis to assert that the Company's assets were likely worth more to others than to the Company in the public market.

[1] Enterprise value calculated as the sum of (1) (a) 208,013,000 fully diluted shares outstanding as of such date, multiplied by (b) the Company's closing share price of $8.50 on such date, plus (2) $1,243,777,000 of net debt outstanding as of such date, plus (3) $289,781,000 of preferred equity outstanding as of such date.

[2] The number of keys in the Company's portfolio was calculated as the sum of, (1) for each property in the Company's portfolio, the total number of "keys" for such property (as set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Commission on February 28, 2013 (the "2012 10-K"), which numbers were consistent as disclosed in the Company's filings with the Commission throughout 2013), multiplied by (2) the Company's pro rata ownership share of equity in such property (as publicly disclosed in the 2012 10-K, which numbers were consistent as disclosed in the Company's filings with the Commission throughout 2013).

[3] Implied public market price calculated by dividing the Company's enterprise value by the number of "keys" in its portfolio.

[4] Such amount calculated as the aggregate of the midpoint of the asset valuation range for each of the Company's properties (which range was determined by PKF as of April 2013 (as set forth on page 6 of the PKF Report)).

[5] Number of "keys" calculated as the sum of the total number of "keys" for each property in the Company's portfolio (as set forth in the 2012 10-K, which numbers were consistent as disclosed in the Company's filings with the Commission throughout 2013).

[6] Calculated by dividing such gross asset value by the aggregate number of "keys" for properties in the Company's portfolio.

Mr. Orlic January 15, 2014 Page 3

Property value estimates were derived by PKF using the discount cash flow method. A range of discount rates was used to calculate the low, medium and high estimates, respectively, of each property value. For reference, the data supporting the Company's proportionate share of "keys" and PKF's estimate of intrinsic value is set forth in Exhibit A to this letter. For more detailed disclosure regarding PKF's determination of property value estimates and the applicable discount rates, please see pages 48 through 51 of the April 2013 report prepared by PKF (the "PKF Report"), a copy of which was provided as Exhibit A to our response, dated December 6, 2013, to your initial comment letter regarding the Soliciting Material.

Very truly yours,

/s/ Kristen P. Poole
Kristen P. Poole

EXHIBIT A

INTRINSIC VALUE

	Rooms(1)	Proportionate Ownership(2)	Pro Rata Number of "Keys"	Midpoint Property Value (000s)(3)
Fairmont Chicago	687	100.0%	687	$295,700
Fairmont Scottsdale	649	50.0%	325	231,500
Four Seasons Jackson Hole	124	100.0%	124	111,700
Four Seasons Punta Mita(4)	173	100.0%	173	173,900
Four Seasons Silicon Valley	200	100.0%	200	149,000
Four Seasons Washington, D.C.	222	100.0%	222	253,000
Hotel del Coronado	757	36.4%	276	832,400
Hyatt Regency La Jolla	419	53.5%	224	151,200
InterContinental Chicago	792	100%	792	388,100
InterContinental Miami	641	100%	641	279,600
JW Marriott Essex House	509	51.0%	260	445,100
Loews Santa Monica	342	100.0%	342	308,000
Marriott Lincolnshire	389	100.0%	389	28,400
Ritz-Carlton Half Moon Bay	261	100.0%	261	235,700
Ritz-Carlton Laguna Niguel	396	100.0%	396	429,700
Westin St. Francis	1,195	100.0%	1,195	688,000
Marriott London	237	100.0%	237	246,100
Total / Average – Intrinsic Value	7,993		6,743	$5,247,100

(1) The number of rooms per property is based on information publicly disclosed by the Company as of April 2013 (i.e. the date of the PKF Report). Based on publicly available information, the number of rooms per property remained constant throughout 2013.

(2) The Company's proportionate ownership percentage of each property is based on information publicly disclosed by the Company as of April 2013 (i.e. the date of the PKF Report). Based on publicly available information, the Company’s proportionate ownership percentage of each property remained constant throughout 2013.

(3) Each "Midpoint Property Value" is the midpoint of the estimated range of property values for such property, which range was determined by PKF as of April 2013 (as set forth on page 6 of the PKF Report).

(4) For purposes of the PKF Report and the analyses contained therein, PKF included the Four Seasons Punta Mita in the Company's portfolio of hotels. However, on December 13, 2013 (i.e. after the date of the Soliciting Material), the Company announced that it had entered into an agreement to sell the Four Seasons Punta Mita resort and adjacent La Solana land parcel to Cascade Investment, although such investment has not been consummated as of the date of this letter to the best of our knowledge.